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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

                                   FORM 4

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1.   Name and Address of Reporting Person

     Robert B. Poile
     2 American Lane
     Greenwich, Connecticut  06836

2.   Issuer Name and Ticker Trading Symbol

     Repap Enterprises, Inc., [RPAPF]

3.   IRS or Social Security Number of Reporting Person (Voluntary)


4.   Statement for (Month/Year)

     March 1998

5.   If Amendment, Date of Original (Month/Year)


6.   Relationship of Reporting Person to Issuer (Check all applicable)

      X Director
        Officer (give title below)
        Chairman
        10% Owner
        Other (specify below)

Table I  -  Non-Derivative Securities Acquired, Disposed of, or Beneficially
            Owned

1.  Title of Security (Instr. 3)

     Common Stock

2.  Transaction Date (Month/Day/Year)

     3/26/98

3.   Transaction Code (Inst. 8)

     J(1)
     V

4.   Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

     Amount        22 million
     (A) or (D)    A
     Price         $ Cdn. .28

5.   Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)

     22 million

6.  Ownership Form: Direct (D) or Indirect (I) (Instr. 4)

     D

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7.   Nature of Indirect Beneficial Ownership (Instr. 4)

     (1) Distributed in connection with redemption of Mr. Poile's membership interest in River Road (Canada) L.L.C.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II  -   Derivative Securities Acquired, Disposed of, or Beneficially Owned
              (e.g. puts, calls, warrants, options, convertible securities)

1.  Title of Derivative Security (Instr. 3)


2.   Conversion or Exercise Price of Derivative Security


3.   Transaction Date (Month/Day/Year)


4.   Transaction Code (Instr. 8)

     Code
     V

5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

     (A)
     (D)

6.   Date Exercisable and Expiration Date (Month/Day/Year)

     Date Exercisable
     Expiration Date

7.   Title and Amount of Underlying Securities (Instr. 3 and 4)

     Title
     Amount or Number of Shares

8.   Price of Derivative Security (Inst. 5)


9.   Number of Derivative Securities Beneficially Owned at End of Month (Instr.
     4)


10.  Ownership Form of Derivative Security:  Direct (D) or Indirect (I) (Instr.
     4)


11.  Nature of Indirect Beneficial Ownership (Instr. 4)


Explanation of Responses:

** Intentional misstatement or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).



         By: /s/  Robert B. Poile                       April 8, 1998
         **Signature of Reporting Person                    Date



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